Exhibit 99.1

Canaan Announces Proposed Share Purchase by Management

SINGAPORE, April 22, 2024 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) ("Canaan" or the "Company"), a leading high-performance computing solutions provider, today announced that Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, and Mr. James Jin Cheng, Chief Financial Officer of Canaan, informed the Company their intention to use their personal funds to jointly purchase no less than US$2 million of the Company’s Class A ordinary shares represented by American depositary shares (“ADSs”), each ADS representing 15 of the Company’s Class A ordinary shares, subject to the Company’s insider trading policy and in compliance with legal guidelines.

“We believe that the Company is deeply undervalued, providing a rare investment opportunity for us to pursue,” said Mr. Nangeng Zhang. “The Company is making good progress in streamlining the manufacturing of A14 series mining machines that were previously ordered under contract sales, including bulk orders from public company customers. Additionally, we are eager to see the testing result of the next generation A15 series units, and we are also developing the A16 series in the R&D pipeline. Following our usual practice, we will announce their performance once the machine testing is complete. Now that the fourth bitcoin halving occurred on Friday, we expect many more opportunities will emerge in the bitcoin ecosystem.”

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, under the leadership of Mr. Nangeng Zhang, founder and CEO, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin's history under the brand name, Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.